UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Genesco Inc.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

371532102

(CUSIP Number)

CHRISTOPHER S. KIPER Legion Partners Asset Management, LLC 9401 Wilshire Blvd, Suite 705 Beverly Hills, CA 90212 (310) 729-8588	STEVEN E. LITT 4010 Capital, LLC 48 Brookridge Drive Greenwich, CT 06830 646-863-8024

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		732,087
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

732,087
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

732,087
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.68%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		29,620
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

29,620
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Special Opportunities, L.P. VIII
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		268,427
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

268,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

268,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.35%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,030,134
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,030,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,030,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.17%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,030,134
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,030,134
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,030,134
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.17%
14	TYPE OF REPORTING PERSON

IA

6

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Legion Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,030,234
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,030,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,030,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.17%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Christopher S. Kiper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,030,234
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,030,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,030,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.17%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Raymond White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,030,234
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,030,234
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,030,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.17%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

4010 Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

10

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

4010 General Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

4010 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP NO. 371532102

1	NAME OF REPORTING PERSON

Steven E. Litt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		35,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

35,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 371532102

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (the “Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated in their entirety as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 19,915,132 Shares outstanding as of June 1, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 14, 2018.

A.	Legion Partners I
(a)	As of the close of business on August 16, 2018, Legion Partners I beneficially owned 732,087 Shares.

Percentage: Approximately 3.68%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 732,087
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 732,087

(c)	The transactions in the Shares by Legion Partners I since the filing of Amendment No. 6 are set forth in Schedule A and are incorporated herein by reference.
B.	Legion Partners II
(a)	As of the close of business on August 16, 2018, Legion Partners II beneficially owned 29,620 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 29,620
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 29,620

(c)	The transactions in the Shares by Legion Partners II since the filing of Amendment No. 6 are set forth in Schedule A and are incorporated herein by reference.
C.	Legion Partners Special VIII
(a)	As of the close of business on August 16, 2018, Legion Partners Special VIII beneficially owned 268,427 Shares.

Percentage: Approximately 1.35%

14

CUSIP NO. 371532102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 268,427
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 268,427

(c)	The transactions in the Shares by Legion Partners Special VIII since the filing of Amendment No. 6 are set forth in Schedule A and are incorporated herein by reference.
D.	Legion Partners, LLC
(a)	As the general partner of each of Legion Partners I, Legion Partners II and Legion Partners Special VIII, Legion Partners, LLC may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 29,620 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.17%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,030,134
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,030,134

(c)	Legion Partners, LLC has not entered into any transactions in the Shares since the filing of Amendment No. 6.
E.	Legion Partners Asset Management
(a)	Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners Special VIII, may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 29,620 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.17%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,030,134
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,030,134

(c)	Legion Partners Asset Management has not entered into any transactions in the Shares since the filing of Amendment No. 6.
F.	Legion Partners Holdings
(a)	As of the close of business on August 16, 2018, Legion Partners Holdings directly owned 100 Shares. Legion Partners Holdings, as the sole member of Legion Partners Asset Management and sole member of Legion Partners, LLC, may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 29,620 Shares owned by Legion Partners II, and (iii) 268,427 Shares owned by Legion Partners Special VIII.

Percentage: Approximately 5.17%

15

CUSIP NO. 371532102

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,030,234
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,030,234

(c)	Legion Partners Holdings has not entered into any transactions in the Shares since the filing of Amendment No. 6.
G.	Messrs. Kiper and White
(a)	Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 732,087 Shares owned by Legion Partners I, (ii) 29,620 Shares owned by Legion Partners II, (iii) 268,427 Shares owned by Legion Partners Special VIII, and (iv) 100 Shares owned by Legion Partners Holdings.

Percentage: Approximately 5.17%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,030,234
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,030,234

(c)	None of Messrs. Kiper or White has entered into any transactions in the Shares since the filing of Amendment No. 6.
H.	4010 Partners
(a)	As of the close of business on August 16, 2018, 4010 Partners beneficially owned 35,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,000

(c)	4010 Partners has not entered into any transactions in the Shares since the filing of Amendment No. 6.
I.	4010 General Partner
(a)	As the general partner of 4010 Partners, 4010 General Partner may be deemed to beneficially own the 35,000 Shares beneficially owned by 4010 Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,000
16

CUSIP NO. 371532102

(c)	4010 General Partner has not entered into any transactions in the Shares since the filing of Amendment No. 6.
J.	4010 Capital
(a)	As the investment manager to 4010 Partners, 4010 Capital may be deemed to beneficially own the 35,000 Shares beneficially owned by 4010 Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,000

(c)	4010 Capital has not entered into any transactions in the Shares since the filing of Amendment No. 6.
K.	Mr. Litt
(a)	As the managing member of 4010 General Partner, Mr. Litt may be deemed to beneficially own the 35,000 Shares beneficially owned by 4010 Partners.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 35,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 35,000

(c)	Mr. Litt has not entered into any transactions in the Shares since the filing of Amendment No. 6.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

17

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to add the following:

Schedule A is incorporated herein by reference, to this Item 6.

Legion Partners I has sold short in over the counter market American-style put options, referencing 28,400 Shares, which have an exercise price of $35.00 per Share and expire on December 21, 2018, as further detailed in Schedule A hereto, which is incorporated by reference herein. Legion Partners I has sold short in over the counter market American-style call options, referencing 84,900 Shares, which have an exercise price of $50.00 per Share and expire on December 21, 2018, as further detailed in Schedule A hereto, which is incorporated by reference herein.

Legion Partners II has sold short in over the counter market American-style put options, referencing 1,900 Shares, which have an exercise price of $35.00 per Share and expire on December 21, 2018, as further detailed in Schedule A hereto, which is incorporated by reference herein. Legion Partners II has sold short in over the counter market American-style call options, referencing 3,400 Shares, which have an exercise price of $50.00 per Share and expire on December 21, 2018, as further detailed in Schedule A hereto, which is incorporated by reference herein.

Legion Partners Special VIII has sold short in over the counter market American-style put options, referencing 5,400 Shares, which have an exercise price of $35.00 per Share and expire on December 21, 2018, as further detailed in Schedule A hereto, which is incorporated by reference herein. Legion Partners Special VIII has sold short in over the counter market American-style call options, referencing 31,100 Shares, which have an exercise price of $50.00 per Share and expire on December 21, 2018, as further detailed in Schedule A hereto, which is incorporated by reference herein.

1040 Partners has sold short in over the counter market American-style call options, referencing 5,500 Shares, which have an exercise price of $50.00 per Share and expire on December 21, 2018.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1

Group Agreement by and among Legion Partners, L.P. I, a Delaware limited partnership; Legion Partners, L.P. II, a Delaware limited partnership; Legion Partners Special Opportunities, L.P. VIII, a Delaware limited partnership; Legion Partners, LLC, a Delaware limited liability company; Legion Partners Asset Management, LLC;, a Delaware limited liability company; Legion Partners Holdings, LLC, a Delaware limited liability company; Christopher S. Kiper; Raymond White; 4010 Partners, LP, a Delaware limited partnership; 4010 Partners, LLC, a Delaware limited liability company; 4010 Capital, LLC, a Delaware limited liability company; and Steven E. Litt, dated August 16, 2018.

18

CUSIP NO. 371532102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. VIII

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director
Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member
19

CUSIP NO. 371532102

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

4010 Partners, LP By: 4010 General Partner, LLC, its General Partner
By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

4010 General Partner, LLC
By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

4010 Capital, LLC
By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

/s/ Steven E. Litt
Steven E. Litt

20

CUSIP NO. 371532102

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 6 to the Schedule 13D

Nature of Transaction	Date of Purchase/Sale	Securities Purchased/(Sold)	Price ($)

Legion Partners, L.P. I

Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/07/2018	348	$1.8498
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/09/2018	44	$1.8500
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/10/2018	29	$1.8500
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/13/2018	1,168	$1.9832
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/14/2018	1,191	$1.6871
Sale of December 2018 Call Option ($50 Strike Price)[2]	08/14/2018	-295	$2.9270
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/15/2018	23	$1.8241
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/16/2018	295	$1.9997

Legion Partners, L.P. II

Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/07/2018	23	$1.8498
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/09/2018	3	$1.8500
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/10/2018	2	$1.8500
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/13/2018	78	$1.9832
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/14/2018	80	$1.6871
Sale of December 2018 Call Option ($50 Strike Price)[2]	08/14/2018	-12	$2.9270
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/15/2018	2	$1.8241
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/16/2018	20	$1.9997

Legion Partners SPECIAL OPPORTUNITIES, L.P. ViiI

Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/07/2018	67	$1.8498
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/09/2018	8	$1.8500
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/10/2018	6	$1.8500
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/13/2018	224	$1.9832
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/14/2018	229	$1.6871
Sale of December 2018 Call Option ($50 Strike Price)[2]	08/14/2018	-108	$2.9270
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/15/2018	4	$1.8241
Purchase of December 2018 Put Option ($35 Strike Price)[1]	08/16/2018	57	$1.9997

1 Represents American-style put options bought to cover a short position in the over-the-counter market with an expiration date of December 21, 2018

 2 Represents American-style call options sold short in the over-the-counter market with an expiration date of December 21, 2018

21

 Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13d (including amendments) with respect to the Shares of common stock, $0.001 par value per share, of Genesco, Inc.. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: August 16, 2018

Legion Partners, L.P. I

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners, L.P. II

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Special Opportunities, L.P. VIII

By:	Legion Partners Asset Management, LLC
Investment Advisor

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director
Legion Partners, LLC

By:	Legion Partners Holdings, LLC
Managing Member

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member
22

CUSIP NO. 371532102

Legion Partners Asset Management, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Director

Legion Partners Holdings, LLC

By:	/s/ Christopher S. Kiper
	Name:	Christopher S. Kiper
	Title:	Managing Member

/s/ Christopher S. Kiper
Christopher S. Kiper

/s/ Raymond White
Raymond White

4010 Partners, LP By: 4010 General Partner, LLC, its General Partner
By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

4010 General Partner, LLC
By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

4010 Capital, LLC
By:	/s/ Steven E. Litt
	Name:	Steven E. Litt
	Title:	Managing Member

/s/ Steven E. Litt
Steven E. Litt

23